Exhibit 99.1

FEMSA Announces Changes to Senior Management Team

Monterrey, Mexico, November 23, 2015 - Following the successful and proven strategy of rotating top talent among the different areas of its business, today Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA" or “the Company”) announced that effective January 18, 2016, Eduardo Padilla Silva, currently Chief Executive Officer of FEMSA Comercio, will become FEMSA’s Chief Financial and Corporate Officer.  For his part Daniel Rodríguez Cofré, currently FEMSA's Chief Financial and Corporate Officer, will become Chief Executive Officer of FEMSA Comercio.

Eduardo Padilla, who joined FEMSA in 1997, returns to FEMSA's corporate office after 16 years heading FEMSA Comercio, a remarkable period during which OXXO has become the leading proximity retail format in Mexico, with more than 13,000 stores across the country as well as promising new formats such as drugstores and gasoline stations.  Eduardo and his team have been instrumental in building the culture and putting in place the processes that have enabled this significant growth, while positioning FEMSA Comercio to pursue incremental opportunities in Mexico and beyond.  In his new role, Eduardo will be able to apply his talent and energy to the whole of FEMSA's business portfolio.

After one year heading the financial and staff functions of the Company, Daniel Rodríguez will once again be in charge of a large retail enterprise with various formats and operations in several Latin American markets.  Daniel joined FEMSA in January of 2015 after being CEO of Chile-based retailer Cencosud for six years, and prior to that he spent more than a decade in senior finance positions at Royal Dutch Shell in the Americas as well as Europe.  His expertise in retail and his knowledge of the fuel and lubricant industries will serve Daniel well as he leads FEMSA Comercio through the next stages of its growth.

These appointments represent one more step in the evolution and strengthening of FEMSA's management team in preparation for sustained growth ahead.

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About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.